Shannon Advisors LLC

Financial Statement and
Independent Auditor's Report

December 31, 2017

Filed as a Public Document Pursuant to Rule 17a-5(d)
of the Securities Exchange Act of 1934
***** PUBLIC DOCUMENT *****

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68243

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shannon Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

272 E. Deerpath Road, Suite 254
(No. and Street)

Lake Forest	IL	60045
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

B. Timothy O'Gara (847)739-3208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 West Wacker Drive, 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SHANNON ADVISORS LLC

TABLE OF CONTENTS



OATH OR AFFIRMATION

I, B. Timothy O'Gara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shannon Advisors LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA D TAYLOR
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 30, 2020

Pamela D. Taylor

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Shannon Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Shannon Advisors LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2012.

Chicago, Illinois
February 9, 2018

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

SHANNON ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	74,229
Accounts receivable		2,931,107
	$	3,005,336

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	3,818
MEMBER'S EQUITY		3,001,518
	$	3,005,336

The accompanying notes are an integral part of this statement.

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Shannon Advisors LLC (the "Company") was incorporated in the State of Delaware in March 2009 and is a wholly-owned subsidiary of Shannon Advisors LP (the "Parent"). The Company is registered as a broker/dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and various states, and, in this capacity, it performs brokerage and private placement advisory services to private equity companies globally.

Significant Accounting Policies. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Accounts Receivable and Allowances for Uncollectible Accounts. Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2017.

Revenue Recognition.

Success Fee. Success fees are due in accordance with the terms of the executed agreement, typically either a percentage of the capital raised or committed or a fixed dollar amount. Revenue is recognized as these events are completed.

Retainer Fee. Retainer fees are earned in accordance with the terms of the executed engagement agreement, which often includes an immediate up front payment and sometimes involves monthly or quarterly payments thereafter for a set period.

Income Taxes. The Company is organized as a single member limited liability company, which is a disregarded entity for income tax purposes. Accordingly, the Parent's partners are personally responsible for the federal and state income taxes on the Company's taxable income, and therefore no provision for federal and state income taxes has been made in these financial statements.

The Company may make distributions to its member in 2018 in connection with such member's respective income tax liability incurred for 2017 as a result of the Company's partnership income tax status.

Recent Accounting Pronouncements. In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606).* This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, FASB issued ASU 2014-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which deferred the effective date of ASU 2014-09 to reporting periods beginning after

December 15, 2018. Early adoption is permitted for reporting periods beginning after December 15, 2017. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. Management is currently evaluating this standard, including which transition approach to use.

In February 2016, FASB issued ASU 2017-02, *Leases (Topic 842)*. FASB issued ASU 2017-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2019, with early adoption permitted. Management is currently evaluating this standard.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent, whereby the Parent assumes responsibility for, and pays certain overhead and operating expenses and liabilities of the Company, including but not limited to administrative expenses. Such expenses will not be allocated to or reimbursed by the Company, and accordingly, there will be no expense allocation formulated by the Parent.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $68,926 which was $63,926 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was .0554 to 1.

Management anticipates making capital distributions totaling approximately $500,000 during the six months after December 31, 2017.

NOTE 4 – CONCENTRATIONS

For the year ended December 31, 2017, the Company had four clients that accounted for 94% of revenues. As of December 31, 2017, the Company had three clients that accounted for 91% of accounts receivable. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with other parties.

NOTE 5 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 6 – SUBSEQUENT EVENTS

The Company's management has evaluated all known subsequent events from December 31st, 2017 through February 9, 2018, the date the accompanying financial statements were available to be issued, and is not aware of any material subsequent events occurring during this period that have not been properly disclosed in the notes to the financial statements.